510 Burrard St, 3rd Floor
Date: April 7, 2017	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: WESTERN COPPER AND GOLD CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 04, 2017
Record Date for Voting (if applicable) :	May 04, 2017
Beneficial Ownership Determination Date :	May 04, 2017
Meeting Date :	June 20, 2017
The Vancouver Club
Meeting Location (if available) :	915 West Hastings Street
Vancouver, British Columbia
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	95805V108	CA95805V1085

Sincerely,

Computershare
Agent for WESTERN COPPER AND GOLD CORPORATION